OMV Aktiengesellschaft

05011423

OMV Investor News

September 8, 2005
11.00am (UK time) – 12.00pm (CET)

82-3209

SUPPL

Further growth in the United Kingdom

- **4 new exploration licences awarded**
- **OMV again operator in UK**

OMV, the leading oil and gas group in Central Europe, is expanding its offshore activities in the UK. OMV (U.K.) Limited, a wholly owned subsidiary of OMV, has been awarded four exploration licences by the Department of Trade and Industry. The licence awards cover five Blocks 204/14b, 205/2, 212/30, 213/16 and 213/17 and are located in the Atlantic Ocean to the West of the Shetland Islands. The awards further strengthen OMV's operations and interests in the West of Shetland area with strong future growth potential.

Helmut Langanger, OMV Executive Board Member responsible for Exploration and Production said, "We are delighted to be awarded these licences which support our strategy of portfolio expansion and growth in the UK. The West of Shetland is a key area for us and these awards fit well with our existing licences and will help us to build on our successes in the area."

Synergies with already existing portfolio

Block 204/14b is close to existing OMV interests including Block 204/13, the Suilven discovery, and the producing Schiehallion field. The work programme for the four year licence period involves acquisition of 2D seismic data and re-processing of existing 3D seismic data.

The four other awarded Blocks, 205/2, 212/30, 213/16 and 213/17, are close to OMV's interests in the Rosebank/Lochnagar discovery. The work programme for the four year licence period will also involve acquisition of 2D seismic data.

Balanced International E&P portfolio

OMV owns a balanced international E&P portfolio in 17 countries organized around five core regions, namely the Danube and Adriatic, Northern Africa, the British North Sea, the Middle East/Caspian and Australia/New Zealand. Due to the acquisition of 51% of Petrom, Romania's largest oil company, OMV's daily production volume is approximately 345,000 boe/d, and the company's reserves approximately 1.4 bn boe.

dw 9/23

Move & More. OMV

Background information:

Block 204/14b

OMV (U.K.) Limited (Operator)	70%
Dana Petroleum E&P Limited	30%

Blocks 205/2, 212/30, 213/16 und 213/17

Chevron (Operator)	40%
OMV (U.K.) Limited	20%
Statoil	30%
DONG	10%



Block
204/14b
OMV Operated
OMV 70%
OMV acreage
Other held acreage
Oil Pipeline
Gas Pipeline
213
214
LAXFORD
TORRIDON/
LAGGAN
VICTORY
CLAIR
SUILVEN
LOYAL
SCHIEHALLION
FOINAVEN
CONNAL

OMV (U.K.) Limited is a wholly owned subsidiary of OMV Aktiengesellschaft, established in 1987 and headquartered in London. OMV (U.K.) Limited has currently 10 producing fields and more than 40 exploration licenses in the North Sea. The average production is about 16,000 barrel of oil equivalent per day (boe/d).

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations — Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press — Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press — Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Peter Niklewicz, London, IR — Tel. +44 (20) 7367-5102; e-mail: peter.niklewicz@cubitt.com
Simon Barker, London, Press — Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York — Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–September and Q3 2005** on November 22, 2005